Exhibit 99.1

CANEX METALS INC.

SUITE 1620, 734 - 7TH AVENUE S.W., CALGARY, ALBERTA, T2P 3P8

PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE: 25-15	December 23, 2025

Trading Symbol:	TSX Venture-CANX

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CANEX METALS CLOSES $3 MILLION STRATEGIC FINANCING

LEAD INVESTOR ERIC FIER IS NOW A CANEX INSIDER

MOMENTUM BUILDING FOR OFFER TO PURCHASE GOLD BASIN

Calgary, Alberta - CANEX Metals Inc. (“CANEX” or the “Company”) (TSX.V:CANX) is pleased to announce that it has closed its previously announced non-brokered private placement (the “Financing”) of 20,000,000 common shares (the “Common Shares”) for gross proceeds of $3,000,000.  The Company is also pleased to announce that Mr. Eric Fier is now the largest shareholder and is an insider of the Company.

Highlights:

•	Mr. Eric Fier was the lead order in the Financing and is now an insider of the Company, with ownership of 10%

•	Strategic investor Michael Gentile reinforced his strong support for CANEX and also participated in the Financing alongside the Company’s management and board

•	The Financing removes financial risk related to the Company’s offer (the “Offer”) to acquire all of the issued and outstanding shares of Gold Basin Resources Corporation (“Gold Basin”) (TSX.V:GXX), and highlights the Company’s ability to fund exploration and development of a consolidated oxide gold district in Northern Arizona

•	Approximately 44% of the shareholders of Gold Basin have tendered their shares to the Offer, demonstrating that support for the Offer is continuing to build momentum

•	The Offer represents an implied premium of 183%, based on CANEX’s December 22, 2025 closing price and the last closing price of the shares of Gold Basin shares prior to the imposition of the cease-trade order on May 6, 2025. The Offer value equates to approximately $17,200,000 or $0.13 per Gold Basin share. We encourage all Gold Basin shareholders to tender to the CANEX offer and take advantage of this strong premium and the assurance of exchanging non-trading Gold Basin shares with tradable, compliant, and valuable shares of CANEX

Financing Participants

The Company is pleased to announce that, post-Financing, Mr. Eric Fier owns 10% of CANEX and has become an insider of the Company. Mr. Fier is a mining industry leader with a track record of significant discoveries, project development, financings, and mine constructions with subsequent successful production (both open pit and underground). He along with his team have generated approximately C$2.5 billion of shareholder equity value including two successful takeover deals over the last 10 years.

Mr. Michael Gentile also participated in the Financing, showing his continued strong support for CANEX. Mr. Gentile is considered one of the leading strategic investors in the junior mining sector, owning significant positions in multiple small-cap mining companies.

Multiple high net worth and highly experienced mining and financing professionals took part in the Financing, which included new investors, current shareholders, and Company insiders.

Financing Details

The Financing consisted of 20,000,000 Common Shares priced at $0.15 each for gross proceeds of $3,000,000. The Common Shares are subject to a hold period of four months until April 24, 2026. The Common Shares were offered on a non-brokered basis by way of private placement to accredited investors and no commissions were paid to investment dealers in connection with the Financing. The Financing is subject to final acceptance of the TSX Venture Exchange.

Certain insiders purchased a total of 670,147 Common Shares in connection with the Financing.  The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements contained in Sections 5.5(a) and 5.7(1)(a) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as the participation in the Financing by the insiders does not exceed 25% of the fair market value of the market capitalization of the Company as determined in accordance with MI 61-101.

Proceeds from the Financing will be used to advance the district consolidation opportunity in Arizona as announced by the Company on June 9, 2025, for exploration at the Company’s Gold Range and Louise projects, and for general working capital.

CANEX’s Offer for Gold Basin Continues to Build Support and Momentum

CANEX is pleased to announce that approximately 44% of the issued and outstanding shares of Gold Basin have been deposited to the Offer, in advance of the extended expiry date of January 9, 2026 at 5:00 p.m. (Toronto time). This figure does not include shares committed, contractually or otherwise, but not yet tendered.

This marks significant and accelerated progress towards successful take-up of shares under the Offer, as the Financing and financial commitments from key strategic shareholders like Messrs. Fier and Gentile have led to a significant increase in CANEX’s share price, and in turn, a significant increase in the implied value of the Offer. Under the Offer, shareholders of Gold Basin are being offered 0.592 of a Common Share for each share of Gold Basin deposited and taken up.

CANEX has seen a large increase in value since launching its Offer on August 28, 2025. This increase can be attributed to a strong gold bull market, excitement over the possibility of consolidating a large gold district in Arizona, market recognition of new drill targets at the Louise Cu-Au Porphyry Project, and the involvement of key strategic investors in the Company. Over this same period, Gold Basin has remained cease traded, has added no value for its shareholders, and has presented no plan to become compliant.

The Offer represents an implied premium of 183%, based on CANEX’s December 22, 2025 closing price and the last closing price of the shares of Gold Basin prior to the imposition of the cease-trade order on May 6, 2025. The Offer value equates to approximately $17,200,000 or roughly $0.13 per Gold Basin share which exceeds any closing price of Gold Basin shares since 2023. This significant implied premium understates the outstanding value to the shareholders of Gold Basin, as the lack of price discovery in Gold Basin shares does not allow for consideration of the significant value destruction, pending litigation, debt incurred by Gold Basin management, or overhang of uncertainty of delisting or dissolution to be factored into the value proposition.

Shane Ebert, President and Director of CANEX, has been holding virtual meetings with shareholders of Gold Basin since the release of CANEX’s video presentation to discuss the Offer and CANEX’s vision for the consolidated gold district. If you are a shareholder of Gold Basin who would like to meet with Mr. Ebert to further understand the compelling upfront and future upside value of the Offer, please contact the Company at info@canexmetals.ca to arrange a time to speak.

Advisors

CANEX has retained Borden Ladner Gervais LLP as its legal advisor and Laurel Hill Advisory Group as its information agent.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company focused on advancing its 100% owned Gold Range Project in Northern Arizona. With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range Project is a compelling early-stage opportunity for investors. CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

Dr. Shane Ebert P.Geo., is the Qualified Person for CANEX and has verified the data disclosed in this news release against historical and current data sources and has approved the technical disclosure contained in this news release.

“Shane Ebert”

Shane Ebert, President/Director

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web: http://www.canexmetals.ca

Gold Basin Shareholders :

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. Notice

The Offer is being made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer materials, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, in accordance with applicable law. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Offer or passed upon the adequacy or accuracy of the Offer materials. Any representation to the contrary is a criminal offense.

Forward-Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “potential”, “possibility”, “risk”, “opportunity” and similar expressions, are forward-looking information that represents management of CANEX Metals Inc.’s internal projections, expectations or beliefs concerning, among other things: the use of proceeds of the Financing; the final acceptance of TSX Venture Exchange of the Financing; the Offer; Gold Basin shareholders’ support for the Offer; the anticipated successful completion of the Offer; the anticipated effect of the Offer; CANEX’s plans for Gold Basin if the Offer is successful; the expected benefits to Gold Basin shareholders of tendering their shares to the Offer; the factors attributing to the increase in value of the Company; the Company’s ability to fund exploration and development of a consolidated oxide gold district in Northern Arizona; and future operating results and various components thereof or the economic performance of CANEX. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CANEX’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the risk that the transactions contemplated by the Offer will not be consummated; the risk that the conditions of the Offer will not be met or met or a timely basis; and those risks described in CANEX’s filings with the Canadian securities authorities. Accordingly, holders of the Common Shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. CANEX disclaims any responsibility to update these forward-looking statements.